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April 24, 2014

Amanda Ravitz Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	CBD Energy Limited Registration Statement on Form F-1 Filed March 25, 2014 File No. 333-194780

Dear Ms. Ravitz:

On behalf of our client, CBD Energy Limited, a corporation formed under the laws of Australia (the “Company”), we hereby provide responses to comments (the “Comments) of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated April 14, 2014 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form F-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2014. Contemporaneous with this submission, the Company is filing on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter. For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment. In the responses below, page number references are to the Amended Registration Statement.

Prospectus Cover Page

1.	We note you are describing this transaction as a firm commitment underwriting, yet you have not yet identified an underwriter. Please identify the underwriter in your next amendment.

Response: We have revised the disclosure as requested. See, e.g., the prospectus cover page and the Underwriting section beginning on page 125.

2.	Please include all Non-430A information in your registration statement, including the volume of securities to be sold.

Response: We have revised the disclosure as requested. See, e.g., the capitalization and dilution sections (on pp. 42-43), which have been completed based on an assumed offering price.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH
SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Amanda Ravitz, April 24, 2014 Page 2

Use of Proceeds, page 39

3.	We note in your third bullet point you discuss a non-binding letter of intent to acquire a business. Please expand your disclosure to describe the business in more detail.

Response: We have revised the disclosure as requested. See page 39.

4.	We note in your fourth bullet point you describe the acquisition of a wind project in Australia. Please clarify what the $1.5 million will provide you and what “progress” will be made. Further, please disclose how you intend to come up with the remaining amounts to complete the project.

Response: We have revised the disclosure as requested. See page 39.

5.	Also, please revise your summary discussion of the use of proceeds on page 6 to reflect your disclosure in this section.

Response: We have revised the disclosure as requested. See page 6.

Exhibits

6.	Please file your opinion of counsel and your underwriting agreement prior to seeking effectiveness.

Response: We acknowledge the Staff’s comment and will undertake to file such exhibits prior to seeking effectiveness.

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Amanda Ravitz, April 24, 2014 Page 3

The Company has authorized me to acknowledge on its behalf that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre
Reed Smith LLP

Cc: Gerry McGowan, CBD Energy Limited